Filed pursuant to Rule 433

Registration Statement No. 333-235928

Free Writing Prospectus February 3, 2021

ATOTECH LIMITED

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated January 25, 2021 (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-235928) (the “Registration Statement”) relating to the initial public offering of common shares of Atotech Limited. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes included in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 32 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price: $17.00 per share

Number of shares: 29,268,000

Common shares offered by the selling shareholders: 0

Option to purchase additional shares (offered by the selling shareholders): 4,390,200

Our net proceeds from the sale of common shares by us in this offering at an initial public offering price of $17.00 per share will be approximately $470.2 million after deducting the estimated underwriting discounts and commissions. Expenses of this offering will be paid by us with existing cash on hand.

We intend to use our net proceeds from this offering for the redemption of $219.0 million aggregate principal amount of outstanding Holdco Notes, after giving effect to the redemption of $40.0 million and $40.1 million aggregate principal amount of Holdco Notes on November 30, 2020 and December 29, 2020, respectively, and to pay accrued interest and redemption premiums. The remaining proceeds will be used, together with cash of approximately $186.2 million, for the redemption of all of our outstanding Opco Notes and to pay related accrued interest and redemption premiums. A portion of such cash will be provided by drawing $100 million under our revolving credit facility.

Assuming a public offering price of $17.00 and after giving effect to the offering and the conversion of preferred shares at such price, we will have 194,664,156 common shares outstanding after the consummation of the offering.

To review the Preliminary Prospectus included in the Registration Statement, click the following link on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site):
https://www.sec.gov/Archives/edgar/data/1762459/000119312521015461/d903704df1a.htm#rom903704_4. The issuer’s Central Index Key, or CIK, on the SEC web site is 0001762459.

Atotech Limited, the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Copies of the preliminary prospectus relating to the proposed initial public offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, Telephone: (800) 831-9146; Credit Suisse Securities (USA) LLC, 6933 Louis Stephens Drive, Morrisville, NC 27560, Attn: Prospectus Department, Telephone: (800) 221-1037, Email: usa.prospectus@credit-suisse.com; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com; and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, Attn: Prospectus Department, Telephone: (866) 803-9204, Email: prospectus-eq_fi@jpmchase.com.